UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Signs Module Supply Contract with COU/Oneworld
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have signed a contract to supply solar modules to Canada-based COU Solar, or COU, a subsidiary of Oneworld Energy Inc., or Oneworld. Under terms of the agreement, we will deliver approximately 30 megawatts of solar modules to COU/Oneworld in 2010.
     Our press release issued on January 27, 2010 is attached hereto as Exhibit 99.3.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: January 27, 2010

EXHIBIT 99.3: PRESS RELEASE
LDK Solar Signs Module Supply Contract with COU/Oneworld
Xinyu City, China and Toronto, Ontario, January 27, 2010 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has signed a contract to supply solar modules to Canada-based COU Solar (“COU”), a subsidiary of Oneworld Energy Inc. (“Oneworld”). Under terms of the agreement, LDK Solar will deliver approximately 30 megawatts (MW) of solar modules to COU/Oneworld in 2010.
“We are very excited to expand our relationship with COU/Oneworld. This relationship will allow LDK Solar to take advantage of the wealth of solar opportunities that COU/Oneworld has developed in Europe,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “This sales contract with COU/Oneworld demonstrates our continued momentum in growing our module business, specifically with European customers.”
“We are extremely pleased to procure LDK Solar’s quality modules for our solar projects in Europe,” stated Chuck Allen, President and CEO of Oneworld. “We hope to continue partnering with LDK Solar in expanding alternative energy resources.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
About COU/Oneworld
COU Solar is an Ontario-based full service photovoltaic solar integrator with operations in North America and Europe. COU Solar develops roof top and ground mounted PV solar installations. COU Solar is a Oneworld Energy Inc. company with offices in Toronto, Ontario and Munich, Germany. Oneworld is a diversified international renewable energy company that commenced operations in 2003 and is headquartered in Toronto, Ontario with 8 offices and over 100 employees worldwide. Oneworld’s primary goal is to become an independent power producer by constructing, owning and operating over 500 MW of renewable energy projects and generating revenues of $500+ million by 2015. The company is focused on developing, owning and servicing renewable power generation assets in diversified geographic markets. Oneworld’s website can be found at: www.oneworldenergy.com.
Safe Harbor Statement — LDK
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
Safe Harbor Statement — Oneworld Energy
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, Oneworld Energy’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products and services, the future trading of its securities, the future ability of Oneworld Energy to operate as a public company, the period of time during which its current liquidity will enable Oneworld Energy to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of Oneworld Energy operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its solar parks, and other risks and uncertainties disclosed in Oneworld Energy’s future filings with regulatory bodies. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to Oneworld Energy’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about Oneworld Energy and the renewable energy industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. Oneworld Energy undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Jeff Dennis, President & CEO
COU Solar
Email: jmdennis@cousolar.com
+1.416.540.2596 or +1.416.622.7007
Peter Kampian, Executive Vice-President and CFO
Oneworld Energy Inc.
Email: pkampian@oneworldenergy.com
+1.416.622.7007
Lisa Laukkanen
The Blueshirt Group for LDK Solar
Email: lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
Email: IR@ldksolar.com
+1-408-245-8801

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